Offering Statement for Rapunzl Investments, LLC (“Rapunzl”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Rapunzl Investments, LLC

Eligibility

2. **The following are true for Rapunzl Investments, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Brian Curcio

Brian Curcio graduated from Amherst College in 2017 with a degree in Mathematics. After spending several summers interning in the financial sector, he found that a majority of his conversations were with friends about investments; either discussing a stock's merit or explaining the workings of the financial system. These experiences honed a passion for promoting financial literacy and reducing the fear individuals experience with investing. Brian believes transparency on the Rapunzl platform will foster a collaborative investment experience unseen in the current marketplace. To achieve that goal, Brian acts as Chairman & Chief Executive Officer for Rapunzl, works closely with developers, and manages company initiatives as the platform continues to scale. He also is an avid follower of all things Fintech related and believes in technology's power to revolutionize the status quo of the financial industry.

He has not had any full time employment outside of Rapunzl, as he graduated from Amherst College in 2017.

Myles Gage

Myles Gage is a recent graduate from the University of Illinois Urbana Champaign and holds a degree in Finance. Upon attending an elementary school with an investment based curriculum on the southside of Chicago, he realized the importance of financial literacy eventually becoming an ambassador on the subject through an investment club he participated in during high school. He now works in the financial services sector in the city of Chicago.

His only full time employment in the last three years has been at The Private Bank since July 8, 2016

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Brian Curcio

Securities:	3,857,143
Class:	Membership interest Units
Voting Power:	74.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Rapunzl is a social network which uses transparent portfolios to allow users to crowdsource investment decisions from their peers.

Users can trade alongside real investors by either linking their brokerage account or simulating a portfolio on the Rapunzl platform. This experience enables users to see how they are performing relative to their network and allows them to learn from the community. Users can discover top performing investors, see what positions are driving their returns, and gain insight into market trends through real-time updates of their network's trading activity.

Our business plan is to decentralize the existing financial advisor industry and disrupt the idea that we should invest in a bubble. Additionally, we want our simulated portfolios to be a unique differentiator that empowers students to learn how to invest and develop financial literacy. We want our community to help users make informed investment decisions.

We trust our friends with movie suggestions, restaurant recommendations, and to discover new artists. Rapunzl is designed to allow us to rely upon these social mechanisms to determine how to invest smarter, together.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Rapunzl Investments, LLC speculative or risky:**

    1. The Company is a new entity with no prior operating history and management has a limited track record.The Company is subject to the risks involved with any speculative new venture. Although the Company will draw upon the past experience of its management, the Company cannot assure that it will be profitable or that the business will be successful. The Company has no prior operating history or track record. The management has no track record with respect to managing and operating an investment-related business.

    2. The Company expects to have losses in future periods. We anticipate that it will take at least two years to become cash flow positive. Accordingly, we are not projecting any revenue from operations until the first quarter of 2019. We expect to incur additional operating expenses associated with our status as a startup and we intend to continue to increase our operating expenses as we grow our business. We also expect to continue to make investments in our sales and marketing, infrastructure, facilities and other resources as we seek to grow, thereby incurring additional costs. If our revenue does not increase to offset these increases in costs, our operating results would be negatively affected. The Company is dependent on its Management. The Company is dependent on the efforts of its management for making all business, financial, strategic and operational decisions. The Company's ability to achieve its objectives and milestones is largely dependent upon the performance of its management. The loss of the services of any member of the management team of the Company, for any reason, including without limitation withdrawal, resignation, death or disability or upon transfer of interest, could have an adverse effect on the Company and its performance. Further, the Company does not maintain key person life insurance. The Company is in the early development stage and may not be successfully completed. The Company is in the early development stage and requires further development time to complete. There are no assurances that we will complete the development of the Company or any other technology solutions on time or at all. The actual costs for completion of the Company may exceed those we have budgeted. If the Company is unable to successfully complete the development of the Company, our business, financial condition and results of operations will be adversely affected.

    3. We operate in a highly competitive industry, and our future competitors may be able to compete more efficiently or evolve more rapidly than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

    4. The market for social investing applications is highly competitive and we expect competition to increase in the future. New competitors may enter this market and be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, regulations or user needs and requirements. Moreover, we expect that competition will continue to increase. Increased competition could result in decreased market share.

5. Our growth depends, in part, on establishing and maintaining strategic relationships. We need to establish additional strategic relationships with leaders in a number of financial literacy and investment technology industry segments. We believe that these relationships will contribute towards our ability to increase exposure to our application to a larger number of users and further enhance our brand/social impact. These relationships also will assist us in developing and deploying multiple revenue streams associated with our application, and generate sources of additional revenue and cash flows. We must carefully manage these relationships as strategic partners may decide to compete with us in some or all of our markets. In addition, we may not be able to maintain or establish relationships with potential partners if we conduct business with their competitors. Many of these strategic relationships are new and have yet to be fully developed. We may not fully realize the expected benefits of such relationships. Further, if we lose any of these strategic relationships or fail to establish additional relationships, or if our strategic relationships fail to benefit us as expected, we may not be able to execute our business plan, and our business, financial condition and results of operations may suffer.

6. We may be unable to adequately establish, protect or enforce our intellectual property. Our success depends, in part, upon our ability to establish, protect and enforce our intellectual property and other proprietary rights. If we fail to establish, protect or enforce our intellectual property rights, we may lose an important advantage in the market in which we compete. We intend to rely on a combination of patent, trademark, copyright and trade secret law and contractual obligations to protect our key intellectual property rights, all of which provide only limited protection. Our intellectual property rights may not be sufficient to help us maintain our position in the market and our competitive advantages. Although we intend to file numerous United States patent applications and corresponding foreign applications, some or all of these applications may not result in issued patents and, therefore, may not provide us with the protection that we seek. Any patents which we file could be challenged, invalidated or circumvented, and/or may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Legal standards relating to the validity, enforceability and scope of protection of intellectual property are uncertain. Also, any other intellectual property registrations may not be issued for pending or future applications and may not be enforceable or provide adequate protection of our proprietary rights. We also rely on trade secrets to protect our proprietary technology. Trade secrets may not be protectable if not properly kept confidential. We strive to enter into non-disclosure agreements with our employees, contractors and business partners to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not be sufficient to prevent unauthorized use of our technology, and adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and proprietary technology. Moreover, others may reverse engineer or independently develop technologies that are competitive to ours or infringe our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third-parties from using our intellectual property or our technology solutions for their competitive advantage. Any such use could have a material adverse effect on our business, results of operations and financial condition. Monitoring unauthorized uses of and enforcing our intellectual property rights can be difficult and costly. Legal intellectual property actions are inherently uncertain and may not be successful, and may require a substantial amount of resources and divert our management's attention.

7. Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business. We have conducted initial global searches and reviews for patient evaluation systems and will continue to perform updated searches as an initial basis for filing our preliminary intellectual property. Because patent applications in the United States and many other jurisdictions are kept confidential for 18 months before they are published, we may be unaware of third party patent applications, some which may relate to or be identical to our proprietary technology. We may receive letters from third parties alleging, or inquiring about, possible infringement and/or misappropriation and/or violation of their intellectual property rights. Any party asserting that we infringe, misappropriate or violate proprietary rights may force us to defend ourselves, and potentially our customers, against the alleged claim. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and/or invalidation of our proprietary rights or interruption or

cessation of our operations. The risk of such claims and lawsuits will likely increase as we increase in size, the scope of our services and technology platforms increase, our geographic presence and market share expand and the number of competitors in our market increases. Any such claims or lawsuit could:

• be time-consuming and expensive to defend, whether meritorious or not;

• require us to stop providing products or services that use the technology that infringes the other party's intellectual property;

• divert the attention of our technical and managerial resources;

• require us to enter into royalty or licensing agreements with third-parties, which may not be available on terms that we deem acceptable;

• prevent us from operating all or a portion of our business or force us to redesign our products, services or technology platforms, which could be difficult and expensive and may make the performance or value of our product or service offerings less attractive;

• subject us to significant liability for damages or result in significant settlement payments; or

• require us to indemnify our customers, as certain of our customer contracts require us to indemnify the customer for certain claims of infringement or alleged infringement of third-party's intellectual property rights resulting from customer's use of our intellectual property.

8. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. In addition, any litigation could significantly harm our relationships with current and prospective customers. Any of the foregoing could disrupt our business and have a material adverse effect on our business, operating results and financial condition.

9. We may need additional capital to fund our operations and finance our growth, and we may not be able to secure such capital on terms acceptable to us, or at all.

10. In order for us to grow and successfully execute our business plan, we may require additional financing which may not be available or may not be available on acceptable terms. If such financing is available, it may dilute the existing Members' ownership interests in the Company. Failure to obtain financing may have a material adverse effect on our financial position and may cause you to lose your entire investment in the Company. In addition, if we are unable to secure additional financing on acceptable terms or at all, it will impact our ability to conduct acquisitions.

11. We depend upon third-party service providers for certain technologies. If these third-party providers fail to fulfill their contractual obligations to us, fail to maintain or support those technologies or choose not to sell them to us, our business and operations could be disrupted and our operating results would be harmed.

12. We have entered into certain arrangements with third-party service providers. Technologies provided by these providers support some of our solutions. If these technologies fail or are of poor quality, our business, reputation and operating results could be harmed. Failure of the service providers to perform satisfactorily could result in user dissatisfaction, disrupt our operations and adversely affect operating results. With respect to these service providers, we have significantly less control over the technologies they provide to us than if we maintained and operated them ourselves, which increases our risk. In some cases, functions necessary to some of our solutions are performed by these third-party technologies. If we need to find an alternative source for performing these functions, we may have to expend significant money, resources and time to develop the alternative, and if this development is not accomplished in a timely manner and without significant disruption to our business, we may be unable to fulfill

our responsibilities to clients or the expectations of clients, with the attendant potential for liability claims and a loss of business reputation.

The Offering

Rapunzl Investments, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $335,170 through an offering under Regulation CF. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    We plan to use the proceeds to fund ongoing development and marketing costs, in addition to paying debt, salaries, and other day-to-day operating costs.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$335,170
Less: Offering Expenses	$490	$16,423
Net Proceeds	$9,510	$318,747
Compensation for managers	$0	$20,000
Marketing	$4,510	$70,000
Product development	$5,000	$70,000
operating expenses	$0	$58,747
Note payable	$0	$100,000
Total Use of Net Proceeds	$9,510	$318,747

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Rapunzl Investments, LLC must agree that a transfer agent, which keeps the records of all of our outstanding Netcapital Units, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

    We are issuing Netcapital Units at an offering price of $1.21 per share.

13. **Do the securities offered have voting rights?**

    The Netcapital Units are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in

Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Netcapital Units	600,000	219,036	Yes	The Company is hereby authorized to admit Additional Members and to issue a class of Units designated as Netcapital Units (the "Netcapital Units"). The Netcapital Units shall be set at a maximum number of 500,000 and shall have voting rights equal to one vote per Unit, and shall be available to be offered for sale to private investors, in conjunction with applicable exemptions contained in the rules of the Securities Act of 1933, as amended (the "Securities Act"). Netcapital Units shall not be subject to the transferability of Units restrictions in Article VIII, and may be traded without limitation, subject to the rules of the Securities Act.
Membership interest Units	5,000,000	4,961,539	Yes	

Options, Warrants and Other Rights

Not applicable.

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The 5,000,000 authorized membership interest units have voting rights and the 600,000 authoirized Netcapital units also have voting rights. See article VIII of the Operating Agreement for details of transfer restrictions, drag along rights and tag along rights.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

    There is a risk that the majority shareholder exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At issuer's discretion.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    Drag Along Rights

    While a drag-along right is a right that enables a majority member to force a minority member to join in the sale of a company, the majority member doing the dragging must give the minority member the same price, terms and conditions as any other seller.

    Decisions

    Minority members do not have rights to participate in any management decisions in regards to the company. A majority member can make decision that can be deemed poor thus negatively impacting the company, however, as a minority member there is nothing that can be done.

    Dilution

    Dilution of shares occurs when majority members create new shares in the company to be controlled by themselves. This weakens the minority member's proportionate voting rights and earnings. These new shares will be issued at the command of majority member's for significantly less than market value. Since majority members control the board of directors who have the power to issue new shares, a minority member is faced with the perpetuating risk of being squeezed out.

22. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

    If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

    A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

    We have debt payable to a related party. We may need to negotiate with a related-party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

23. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Dom Curcio
Amount Outstanding:	$100,000
Interest Rate:	0.0%
Maturity Date:	
Other Material Terms:	

There is no maturity date on this related-party debt.

24. **What other exempt offerings has Rapunzl Investments, LLC conducted within the past three years?**

Date of Offering:	10/2017
Exemption:	

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a) (6))

Securities Offered:	Membership Units
Amount Sold:	$199,323
Use of Proceeds:	

Ongoing development and marketing costs, in addition to paying debt, salaries, and other day-to-day operating costs.

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

No.

Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

Yes.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

The Company is pre-revenue and as a result has incurred losses since inception and anticipates these losses throughout the remainder of 2018 and 2019, before possessing positive earnings. During this period of losses, the Company believes it is increasing in value due to the growing user base.

Our loss in the years ended December 31, 2017 and 2016 amounted to $45,195 and $0, respectively. The bulk of our loss came from market data research of $39,750 and advertising of $3,450.

Our largest use of cash has been software development activities, which totaled $431,800 in the year ended December 31, 2017, compared to $0 in the year ended December 31, 2017.

In April 2018 we attracted 2,000 new users with an investment challenge, in which we distributed $20,000 in scholarships. This promotion resulted in a user acquisition cost of $10 per user. We have approximately 4,000 users on our platform. We plan to continue providing more scholarships, courtesy of contributions form our financial partners, to generate more users and create stickiness within the user base.

Financial Information

28. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

29. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
       1. **in connection with the purchase or sale of any security?**
       2. **involving the making of any false filing with the Commission?**
       3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
       1. **in connection with the purchase or sale of any security?;**
       2. **involving the making of any false filing with the Commission?**
       3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
       1. **at the time of the filing of this offering statement bars the person from:**
          1. **association with an entity regulated by such commission, authority, agency or officer?**
          2. **engaging in the business of securities, insurance or banking?**

       3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Rapunzl Investments, LLC answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation: certificateofformation.pdf

Operating Agreement:	operatingagreement.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg

Ongoing Reporting

31. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: http://www.rapunzlinvestments.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.